UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

     SCHEDULE 13G/A
     (Amendment No. 2)

     Under the Securities Exchange Act of 1934


     Titan International, Inc.
     (Name of Issuer)

     Common
     (Title of Class of Securities)

     88830M102
     (CUSIP Number)

     12/31/02
(Date of Event which Requires
Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 88830M102 SCHEDULE 13G/A   Page 2 of 7


1    Name of Reporting Person
          Fuller & Thaler Asset Management, Inc.
     IRS Identification No. of Above Person  94-3176968

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          California

5    Sole Voting Power

     1,589,200

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

6    Shared Voting Power

     -0-

7    Sole Dispositive Power

     2,150,000

8    Shared Dispositive Power

     -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     2,150,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     10.3%

12   Type of Reporting Person*

     CO, IA


CUSIP No. 88830M102 SCHEDULE 13G/A   Page 3 of 7


1    Name of Reporting Person      Russell J. Fuller
     IRS Identification No. of Above Person ###-##-####

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          California

5    Sole Voting Power

     1,589,200

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

6    Shared Voting Power

     -0-

7    Sole Dispositive Power

     2,150,000

8    Shared Dispositive Power

     -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     2,150,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     10.3%

12   Type of Reporting Person*

     IN


CUSIP No. 88830M102 SCHEDULE 13G/A   Page 4 of 7


1    Name of Reporting Person     Russell J. Fuller
     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          California

5    Sole Voting Power

     1,589,200

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

6    Shared Voting Power

     -0-

7    Sole Dispositive Power

     2,150,000

8    Shared Dispositive Power

     -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     2,150,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     10.3%

12   Type of Reporting Person*

     IN


CUSIP No. 88830M102 SCHEDULE 13G/A   Page 5 of 7


Item 1(a).     Name of Issuer.

     Titan International, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

     2701 Spruce Street
     Quincy, IL  62301

Item 2(a).     Names of Persons Filing.

     Fuller & Thaler Asset Management, Inc. and Russell J. Fuller.

Item 2(b).     Address of Principal Business Office or, if none,
Residence.

     The business address of Fuller & Thaler Asset Management,
Inc. and Russell J. Fuller is 411 Borel Avenue, Suite 402, San Mateo,
CA  94402.

Item 2(c).     Citizenship.

     Fuller & Thaler Asset Management, Inc. is a California corporation, Russell J. Fuller is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities.

     Common

Item 2(e).     CUSIP Number.

     88830M102

Item 3.   Type of Reporting Person.

     Fuller & Thaler Asset Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors
Act of 1940.  Russell J. Fuller is the President of Fuller &
Thaler Asset Management, Inc.

Item 4.   Ownership.

     Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.



CUSIP No. 88830M102 SCHEDULE 13G/A   Page 6 of 7


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
Another Person.

     Fuller & Thaler Asset Management, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account individually holds more than 5 percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



CUSIP No. 88830M102 SCHEDULE 13G/A   Page 7 of 7


Signature

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

     Russell J. Fuller



     /s/ Russell J. Fuller
     ________________________
     Russell J. Fuller


DATED:

     Fuller & Thaler Asset Management, Inc.



     /s/ Russell J. Fuller
     ________________________
     By:  Russell J. Fuller
     Its: President